UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 16, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

16 April 2007

To:	Australian Securities Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Limited
	London Stock Exchange		Deutsche Bank UBS Zurich

Notification of Change of Interests of Persons Discharging Managerial Responsibilities and Connected Persons

(Listing Rules & Disclosure Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Plc or BHP Billiton Limited have primary or secondary listings, all those interests of persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure Rules of the United Kingdom Listing Authority and the Group's Securities Dealing Code.

We (the entities) advise the following information under the UK Listing Authority Disclosure Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group's Securities Dealing Code.
Name of person discharging managerial responsibilities	Mr J C Fast
Date of last notice	11 December 2006
Date issuer informed of transaction	12 April 2007
Date and place of transaction	12 April 2007 on the Australian Securities Exchange

Part 1 - Change of relevant interests in securities

Included in this Part are:

  in the case of a trust, interests in the trust made available by the responsible entity of the trust;
  details of the circumstance giving rise to the relevant interest;
  details and estimated valuation if the consideration is non-cash; and
  changes in the relevant interest of Connected Persons of the person discharging managerial responsibilities.
Direct or indirect interest	Direct
Nature of indirect interest (including registered holder and the identity of a Connected Person if applicable)	-
No. of securities held prior to change	650
Class	Ordinary fully paid shares in BHP Billiton Ltd
Number acquired	18,000 (following exercise of 16,791 Performance Share Plan Performance Rights over 18,000 ordinary shares)
Number disposed	18,000
Value/Consideration	Exercise @ nil cost Sale @ $30.38 per share
No. of securities held after change	650
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	18,000 ordinary fully paid shares were acquired following the exercise of Performance Rights under the Performance Share Plan, and then sold on-market in order to meet a tax obligation.
Any additional information	In addition to the above, Mr Fast also has an indirect interest in 2,945 ordinary shares in BHP Billiton Limited. This interest is held through Famajohn Nominees Pty Ltd.

Part 2 - Change of interests in contracts other than as described in Part 3

Included in this Part are:

  only details of a contract in relation to which the interest has changed; and
  details and estimated valuation if the consideration is non-cash.
Detail of contract	-
Nature of interest (including the identity of a Connected Person if applicable)	-
Name of registered holder	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-
No. and class of securities to which interest related after the change	-

Part 3 - Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.
Date of grant	-
Period during which or date on which exercisable	-
Total amount paid (if any) for the grant	-
Description of securities involved: class; number	-
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	-

Part 3 - Change of interests in options or other rights granted by the entities (cont'd)
Total number of securities over which options or other rights held at the date of this notice

                     78,384                   73,119 vested Performance Rights to 78,384
                                                    ordinary shares of BHP Billiton Limited

                   115,921                   vested GIS Performance Shares (ordinary
                                                     shares of BHP Billiton Limited)

                     54,782                   vested GIS Deferred Shares (ordinary shares
                                                    of BHP Billiton Limited)

                     54,782                   maximum number of GIS Performance Shares
                                                    (ordinary shares of BHP Billiton Limited)

                   119,308                   maximum number of GIS Deferred Shares
                                                    (ordinary shares of BHP Billiton Limited)

                   525,000                   maximum number of Performance Shares
                                                    (ordinary shares of BHP Billiton Limited) under
                                                     the LTIP

                __________________

                   948,177                   Total

Any additional information	This change is in respect of the exercise of 16,791 Performance Rights (over 18,000 ordinary shares) under the Performance Share Plan.

Part 4 - Contact details
Name of authorised officers responsible for making this notification on behalf of the entities	Mr R Mallett - BHP Billiton Limited Mrs I Watson - BHP Billiton Plc - BHP Billiton Plc
Contact details	Mr R Mallett Tel: +61 3 9609 3324 Fax: +61 3 9609 4372 Mrs I Watson Tel: +44 20 7802 4176 Fax: +44 20 7802 3054

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 16 April 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary